K&L Gates LLP Hearst Tower, 47th Floor 214 North Tryon Street Charlotte, NC 28202 T +1 704 331 7400 F +1 704 331 7598 klgates.com

December 11, 2017

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Irene Paik

Re:	Cue Biopharma, Inc. Registration Statement on Form S-1 Filed September 21, 2017 File No. 333-220550

Dear Ms. Paik:

On behalf of Cue Biopharma, Inc. (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) on December 6, 2017 with respect to the Company’s registration statement on Form S-1 (File No. 333-220550) (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is filing by EDGAR Amendment No. 4 to the Registration Statement (the “Registration Statement Amendment”) responding to the Staff’s comments as noted below. The bold type below is the Staff’s comments and the regular type constitutes the Company’s responses thereto.

Cover page

1.	We note that you may extend the termination date beyond the initial offering period. Please expand your disclosure to indicate that if there are funds in escrow when you extend the offering period that these funds will be returned to subscribers who do not affirmatively reconfirm their subscription.

Revised disclosure responding to this comment has been added on the cover page and on page 12 of the Registration Statement Amendment.

Risk Factors

Concentration of ownership among our existing executive officers..., page 35

2.	It appears you only have seven members on your board of directors, yet you state that three of the eight members of your board of directors are also employees of MDB. Please revise as appropriate to reconcile this discrepancy.

Revised disclosure responding to this comment is included on page 35.

U.S. Securities and Exchange Commission December 11, 2017 Page 2

Business

Our Collaboration Agreement with Merck, page 55

3.	We note your revisions to page 55 in response to our prior comment three. Please revise your disclosure to quantify the potential research and development, regulatory and commercial milestones separately.

Revised disclosure responding to this comment has been added on pages 56-57, 74 and F-49 of the Registration Statement Amendment.

Exhibits

4.	Please file a complete copy of Exhibit 10.21, including all schedules and exhibits thereto. See Item 601(b)(10) of Regulation S-K.

Exhibit 10.21 has been refiled including the schedules and exhibits (of which there are none).

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark Busch

Mark Busch

cc:	Daniel Passeri, Chief Executive Officer

Gary Schuman, Chief Financial Officer